Item 77C:Submission of Matters to a Vote of Security Holders

A special meeting of shareholders of Credit Suisse Japan Equity Fund, Inc. was held on October 24, 2007 and adjourned to November 16, 2007 and further adjourned to December 14, 2007 and reconvened on April 10, 2008 to vote on the following matter: Approval of Plan of Liquidation, Dissolution and Termination of the Fund

For:  2,428,838 shares

Against: 356,847 shares

Abstain: 91,171 shares